FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2012

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2012 and incorporated by reference herein is the Registrant's immediate report dated May 10, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: May 10, 2012

PRESS RELEASE

Formula Systems Reports Strong Start to 2012 with Record-breaking First-Quarter Revenues of $178 Million and Operating Income of $14 Million

All Formula Group Subsidiaries Report Substantial Growth in First Quarter of 2012

Or Yehuda, Israel, May 10, 2012 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the first quarter of 2012.

Financial Highlights for the first Quarter of 2012

•	Revenues for the first quarter ended March 31, 2012, increased by 14% to $178.3 million compared to $155.9 million in the same period last year.

•	Operating income for the first quarter ended March 31, 2012 increased by 13% to $13.9 million, compared to $12.3 million in the same period last year.

•	Net income for the first quarter ended March 31, 2012 increased by 87% to $7.8 million compared to $4.2 million in the same period last year. Net income included a net gain of $2.9 million resulting from the remeasurement of the Company’s investments, primarily attributable to regaining the controlling interest in Sapiens.

•	Formula’s consolidated cash and short-term and long-term investments in marketable securities totaled approximately $128.0 million, as of March 31, 2012.

•	Total equity on March 31, 2012 was $456.4 million, representing 53% of the total balance sheet.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “These outstanding results reflect the strong start to the year made by Formula and its subsidiaries. Matrix reported record-breaking results for the first quarter of 2012, with substantial growth in all its activities, in particular in its core business as a leader in the provision of software solutions and services in Israel. Magic continued its success from 2011, with double-digit growth for the tenth consecutive quarter and very strong performance across the board in all of its regional centers of activity. Magic expects to continue its growth with new releases of its enterprise mobile and cloud-based technology. On January 27, 2012, Formula regained a controlling interest in Sapiens, demonstrating our firm belief in Sapiens' current and future performance. Following successful acquisitions, which have enhanced its product offering and expanded its global reach, Sapiens reported significant growth in the first quarter of 2012. We are confident that we can build on this impressive start to the year to achieve even greater success moving forward.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2012	2011
	Unaudited
Revenues	178,305	155,916
Cost of revenues	136,336	119,716

Gross profit	41,969	36,200
Research and development costs, net	2,439	1,685
Selling, general and administrative expenses	25,607	22,272
Other income, net	-	31
Operating income	13,923	12,274

Financial expenses, net	1,494	1,358

Income before taxes on income	12,429	10,916
Taxes on income	2,042	2,176

	10,387	8,740
Gain derived from consolidation of subsidiary and
equity in gains (losses) of affiliated companies, net	3,719	(240)

Net income	14,106	8,500
Net income attributable to non-controlling interests	6,304	4,323

Net income attributable to Formula's shareholders	7,802	4,177

Earnings per share:
Basic	0.58	0.31
Diluted	0.56	0.30

Shares used in computing earnings per share :
Basic	13,596	13,464
Diluted	13,749	13,646

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	110,665	88,172
Marketable securities	14,929	14,347
Short-term deposits	414	5,170
Trade receivables	188,333	163,219
Other accounts receivable	42,642	36,085
Total current assets	356,983	306,993

LONG-TERM INVESTMENTS:
Marketable securities	2,752	2,746
Deferred Taxes	18,095	11,630
Investments in affiliated companyies	3,042	77,107
Prepaid expenses and other accounts receivable	2,729	3,885
Total long-Term Investments	26,618	95,368

SEVERANCE PAY FUND	62,712	49,507

PROPERTY, PLANTS AND EQUIPMENT, NET	21,033	19,165

NET INTANGIBLE ASSETS AND GOODWILL	388,123	198,188

TOTAL ASSETS	855,469	669,221

CURRENT LIABILITIES:
Liabilities to banks	15,758	16,642
Debentures	15,970	31,472
Trade payables	49,412	40,344
Deferred revenues	53,327	22,653
Other accounts payable	84,051	70,054
Dividend payable to non controling interests	3,221	-
Total current liabilities	221,739	181,165

LONG-TERM LIABILITIES:
Liabilities to banks and others	40,975	34,459
Debentures	15,690	15,246
Deferred revenue	1,553	2,094
Other long-term pyables	10,700	9,258
Accrued severance pay	78,156	63,321
Total long-term liabilities	147,074	124,378

REDEEMABLE NON-CONTROLING INTEREST	30,283	11,469

EQUITY
Formula shareholders' equity	233,616	218,668
Non-controlling interests	222,757	133,541
Total equity	456,373	352,209

TOTAL LIABILITIES AND EQUITY	855,469	669,221